Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-1 and the related Prospectus of Prairie Operating Co. (the “Company”) and to the incorporation by reference therein of our report dated June 16, 2023, with respect to the balance sheet of Prairie Operating Co., LLC as of December 31, 2022, and the related statement of operations, statement of members’ deficit and statement of cash flows for the period from June 7, 2022 (date of inception) through December 31, 2022 and the related notes, incorporated by reference to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 16, 2023.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
October 24, 2023